June 10, 2013

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Permal Hedge Strategies Fund II (the “Fund”)

Responses to Comments on Registration Statement on Form N-2

File Nos. 333-188090; 811-22836

Dear Ms. Lithotomos:

On behalf of Permal Hedge Strategies Fund II (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 24, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by e-mail and by letter from the staff of the Commission (the “Staff”) dated May 23, 2013, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

The Fund intends to launch its initial public offering on or about June 11, 2013. With this aim in mind, the Fund requests that the Staff of the Commission provide any further comments to the Fund’s Registration Statement as soon as possible.

Prospectus Cover Page

1.	Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement. Also, on the cover page, please add risk disclosure attendant to investing in hedge funds.

In response to the Staff’s comment, the Fund represents that the proposed terms of the underwriting contained in the Registration Statement have been approved by FINRA.

In response to the Staff’s comment the Fund respectfully submits the following. The front cover includes the following disclosure which is intended to guide prospective investors to the risks associated with investing in Portfolio Funds: “An investment in the Fund entails unique risks because the Portfolio Funds in which the Master Fund invests are private entities with limited regulatory oversight and disclosure obligations. See “Risk Factors” beginning on page 39 of this Prospectus, and especially “Risk Factors—Risks Related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund” beginning on page 42 of this Prospectus.”

2.	The prospectus states that the Fund seeks to produce investment returns that have “lower risk than traditional long-only investments and over time produce above-market returns.” Please advise the staff the basis for this statement.

In response to the Staff’s comment, the Fund respectfully submits that it believes by investing, through its investment in the Master Fund, in a broad range of investment strategies with a global fixed income focus, which may include, but are not limited to, global fixed income strategies (e.g., U.S. and non-U.S. fixed income hedge, convertible arbitrage, fixed income arbitrage, asset-backed securities, long-only, high yield, emerging markets debt), global event-driven strategies (e.g., risk arbitrage, distressed debt, special situations, activists) and global macro strategies (e.g., discretionary, systematic, natural resources) and, to a lesser extent, equity long/short strategies, asset categories and Portfolio Managers, the Fund seeks to produce investment returns that have lower risk and less volatility than traditional investment returns. As disclosed in the Registration Statement, most of the Portfolio Funds in which the Fund, through its investment in the Master Fund, will invest will themselves invest in a number of marketable securities. By investing in a diverse group of Portfolio Funds which in turn will invest in a portfolio of marketable securities, the Fund believes holders of its Shares will over time experience above market returns compared to a portfolio of securities comprised of asset classes in which the Portfolio Funds will invest.

3.	Clarify the difference, if any, between “eligible investor” and “qualified purchaser.”

In response to the Staff’s comment the Fund respectfully submits the following. An “eligible investor” as used in the Registration Statement means an investor that satisfies one of the prongs of the “accredited investor” definition, as such term is defined in Rule 501(a) of the Securities Act. A “qualified purchaser” as used in the Registration Statement has the meaning set forth in Section 2(a)(51)(A) of the Investment Company Act.

4.	Page 18 of the prospectus states that the Fund’s shares will not be listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer. This needs to be prominent and on the cover page. See 1.1. j of Form N-2. Please disclose on the cover page that the shares will not be listed which would make the securities illiquid. Please disclose, in bold, substantially the essence of the following disclosure on the cover page and to the purchase application, immediately above the signature line:

You should not expect to be able to sell your common shares regardless of how we perform. If you are able to sell your common shares, you will likely receive less than your purchase price. We do not intend to list our common shares on any securities exchange during the offering period, and we do not expect a secondary market in the common shares to develop. As a result of the foregoing, an investment in our common shares is not suitable for investors that require liquidity.

Also, given that the Fund’s shares will not be listed on an exchange, please ensure that the Subscription Agreement will be filed as an exhibit, and that there is adequate disclosure (preferably, in bullet point form) in the prospectus concerning the illiquidity risks.

In response to the Staff’s comment the Fund respectfully submits the following. The Fund has revised the cover of the Prospectus to include the below disclosure:

“There is no public market for the Fund’s Shares and none is expected to develop. The Fund will not list its Shares on a stock exchange or similar market. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic repurchase offers by the Fund. If a shareholder attempts to transfer Shares in violation of the Fund’s transfer restrictions, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund’s Shares is not suitable for investors that require liquidity.”

The Fund respectfully submits that the Form of Investor Certification is included as Appendix C to the Registration Statement and that the Subscription Agreement has been filed as an exhibit to the Registration Statement.

The Fund respectfully submits that it views the disclosure included in the Prospectus on the illiquidity of the Fund’s Shares, together with the additional disclosure that has been added to the cover, as discussed above, to be adequate.

5.	The cover needs to disclose prominently all of the principal risks to investors of investing in the Fund and in hedge funds. We recommend the risk disclosure be in bold, using a bullet point format. The risks need to include the lack of transparency of hedge fund investments and strategies, that hedge funds need not have independent boards and shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with other affiliates of the hedge fund. The risks should also mention that hedge funds sell shares in private offerings, thus, the amount of information about the hedge funds available to investors is extremely limited, the difficulties of valuing the hedge funds, and the risk of inaccurate valuation. Also disclose that investors should consider an investment to be illiquid.

In response to the Staff’s comment, the Fund respectfully submits the following. The Fund is of the view that itemizing only some of the risks to shareholders of investing in a Fund that in turn invests in Portfolio Funds may have the effect of understating the risks of the investment strategies used by Portfolio Funds in which the Fund will invest. To more fully guide prospective investors to the risks associated with investing in Portfolio Funds the Fund includes the below disclosure on the cover as follows:

“An investment in the Fund entails unique risks because the Portfolio Funds in which the Master Fund will invest are private entities with limited regulatory oversight and disclosure obligations. See “Risk Factors” beginning on page 39 of this Prospectus, and especially “Risk Factors-Risks related to the Investment Activities of Portfolio Funds, the Fund and the Master Fund” beginning on page 42 of this Prospectus.”

Prospectus Summary

Investment Objectives/ Investment Strategies

6.	The Fund intends to invest in hedge funds organized in any structure through its investment in a master fund. Disclose the risks to the Fund from each type of structure. For example, may the Fund, as a shareholder, be liable for the debts or liabilities of the hedge fund beyond the amount of its investment?

In response to the Staff’s comment the Fund respectfully submits the following. The Fund does not view the legal form of the Portfolio Funds in which the Master Fund will invest as a principal risk to potential investors in the Fund. As disclosed in the Fund’s Registration Statement the principal risks of investing indirectly in Portfolio Funds through the Fund’s investment in the Master Fund relate to the unregulated nature of hedge funds, the trading activities of hedge funds and the potential indemnification obligations investors in hedge funds may incur. These risks apply equally across the spectrum of legal forms in which hedge funds are organized.

Investment Limitations

7.	The prospectus states that the Fund will invest substantially all of its assets in the master fund. The master fund will limit its investment position “in any one Portfolio Fund to less than 5% of the Portfolio Fund’s outstanding voting securities, absent an SEC order (or assurances from the SEC staff).” Please disclose whether the Fund has filed an application with the SEC seeking an exemptive order. Also, please inform the staff how it intends to obtain assurances from the SEC staff.

In response to the Staff’s comment the Fund respectfully submits that the Master Fund has not submitted an application with the SEC seeking an exemptive order in order to purchase more than 5% of the voting securities of an underlying Portfolio Fund. The Fund and the Master Fund do not intend to seek relief from the SEC in order for the Master Fund to purchase more than 5% of the voting securities of an underlying Portfolio Fund. The Master Fund does not intend to effect any investments in a Portfolio Fund that would result in such Portfolio Fund being deemed an affiliate of the Master Fund or of the Fund.

8.	This section states that the Fund investors will indemnify the Portfolio Funds directly and indirectly and in a general manner. Please revise the section to limit the Fund’s exposure to liabilities of the Portfolio Funds.

In response to the Staff’s comment the Fund has revised the Registration Statement on pages 8 and 34 as follows:

“Investors in Portfolio Funds, such as the Master Fund, indemnify Portfolio Funds both directly and indirectly in connection with their investments. Investors in a Portfolio Fund indemnify the Portfolio Fund directly for breaches of the representations and warranties they make in the subscription agreement governing the terms of their investment in a Portfolio Fund.”

In addition, the Fund notes that the Master Fund will actively manage its investments in Portfolio Funds with the aim of achieving capital appreciation while attempting to reduce risk and volatility, including the risk of loss due to indemnification obligations.

Leverage

9.	The prospectus states that the Fund may borrow money from time to time. Please disclose whether the Fund may borrow for purposes other than leverage (e.g., due to the inability to sell illiquid assets at their carrying value).

In response to the Staff’s comment the Fund respectfully points to the below disclosure included on pages 9 and 38 of the Registration Statement:

“The Fund and Master Fund (as applicable) currently intend to limit borrowings to those made (i) on a short-term basis and (ii) for the purpose of (a) repurchasing shares of the Fund/Master Fund in the event that the Fund/Master Fund has no available cash or immediately available liquid investments, (b) paying fees and expenses, (c) making any investments in Portfolio Funds prior to the availability of cash or immediately available liquid investments (i.e., bridge financing for portfolio management purposes and not to leverage investments) and/or (d) meeting distribution requirements for eligibility of the Fund to be treated as a regulated investment company that would otherwise result in the liquidation of investments.”

10.	Please disclose the total amount of borrowing the Fund may have outstanding.

As disclosed in the Registration Statement, the Fund may borrow money to the extent permitted by the 1940 Act.

Selected Risk Considerations

11.	Please clarify what is meant by a “relatively illiquid” investment.

In response to the Staff’s comment the Fund has revised the Registration Statement on page 22 to state that, “Investments in underlying Portfolio Funds generally will be illiquid.”

Summary of Fund Expenses

12.	Briefly define “Dealer” when it is first used in the fee table.

In response to the Staff’s comment the Fund has revised the first sentence of footnote (1) in the Summary of Fund Expenses as follows: “LMIS or additional dealers or other financial intermediaries appointed by LMIS (each, a “Dealer”) may charge investors a sales load in connection with an investment in the Broker Shares.”

13.	Please revise footnote 6 to reflect that the expense limitation agreement will be in place for at least one year from the effective date of this prospectus. If it will not be in effect for one year, please delete the Fee Waiver and/or Expense Reimbursement caption from the fee table and show only the Total Annual Fund Operating Expenses without reflecting any fee waivers and/or reimbursements. In addition please confirm to us that the Fund’s Board does not have any current intention to terminate the agreement within the first year. Also, please ensure that the revised agreement is filed as an exhibit.

In response to the Staff’s comment the Fund respectfully submits that the expense limitation arrangement between the Fund and LMPFA will remain in effect through December 31, 2014, which is reflected in Amendment No. 1. The Fund confirms that the Board of Trustees does not have any current intention to terminate the expense limitation arrangement within the Fund’s first year of operations. The Fund respectfully submits that the expense limitation arrangement is memorialized in a resolution of the Fund’s Board of Trustees that is filed as an exhibit to the Registration Statement.

14.	Please disclose the assumption on the amount the Fund expects to borrow in the first year.

In response to the Staff’s comment, the Fund has revised the Registration Statement on pages 9 and 38 to state that, “The Fund will not incur leverage during its first year of operations.”

Investment Objective

15.	Please disclose the circumstances under which the potential losses from an investment in a Portfolio Fund will not be limited to the Fund’s investment in the Portfolio Fund and the meaning of “plus any appreciation thereon.”

In response to the Staff’s comment, the Fund respectfully points to the disclosure on page 35 of the Registration Statement, which states that, “In general, an investor in a Portfolio Fund is directly liable to the Portfolio Fund for amounts owed pursuant to indemnification obligations in a subscription agreement. The potential liability pursuant to such indemnification may exceed an investor’s investment in a Portfolio Fund.”

In response to the Staff’s question as to the meaning of the phrase “plus any appreciation thereon,” the Fund respectfully points to the disclosure on page 35 of the Registration Statement, which states that, “For other matters, an investor in a Portfolio Fund, such as the Master Fund, solely by reason of being an investor in a Portfolio Fund, is liable for debts and obligations of the Portfolio Fund only to the extent of its interest in the Portfolio Fund, its obligation to return funds wrongfully distributed to it and its obligation to make payments pursuant to the next sentence. In order to meet a particular debt or obligation, an investor or former investor may be required to make additional contributions or payments up to, but in no event in excess of, the aggregate amount of returns of capital and other amounts actually received by it from the Portfolio Fund during or after the fiscal year to which such debt or obligation is attributable; provided, that any such additional contributions will generally be made by such investors or former investors, as applicable, on a pro rata basis.”

Investment Strategy and Process

16.	Please disclose the percentage of foreign investments that the Fund anticipates, given that the Fund intends to invest in the global markets.

In response to the Staff’s comment, the Fund respectfully submits that it is unable to disclose the percentage of foreign investments that the Master Fund anticipates holding through its investments in Portfolio Funds. The Fund anticipates that the foreign investment holdings of the Portfolio Funds may be significant. It is not practical to predict with precision the percentage of the Portfolio Funds’ investments that will be invested in foreign securities in the future, since the Portfolio Managers manage the Portfolio Funds’ investments at their discretion and require flexibility in order to manage their respective strategies. The Master Fund does not intend to attempt to impose restrictions on the Portfolio Funds’ ownership of foreign securities.

Risks

17.	Please state that a conflict of interest is created by the advisory fees based on managed assets because the adviser has a financial incentive to utilize leverage and to not de-leverage the Fund when it would be appropriate to do so.

In response to the Staff’s comment to the Fund has revised the Registration Statement on pages 10 and 63 as follows:

“The Master Fund pays a management fee to LMPFA (which in turn pays portion of such fee to the Sub-Adviser) based on a percentage of the Fund’s Managed Assets. LMPFA will base its decision regarding whether and how much leverage to use for the Master Fund on its assessment of whether such use of leverage will advance the Master Fund’s investment objective. A decision to increase the Master Fund’s leverage, however will have the effect, all other things being equal, of increasing Managed Assets and therefore LMPFA’s and the Sub-Adviser’s fees. Consequently, LMPFA and the Sub-Adviser may have a conflict of interest in determining whether to increase the Master Fund’s use of leverage. LMPFA will seek to manage that potential conflict by only increasing the Master Fund’s use of leverage when it determines that such increase is consistent with the Master Fund’s investment objective, and by periodically reviewing the Master Fund’s performance and use of leverage with the Master Fund’s Board of Trustees. If a management fee is paid by the Fund in the future, a similar conflict of interest will exist between the Fund, on the one hand, and LMPFA and the Sub-Adviser, on the other.”

Statement of Additional Information

18.	Please add a discussion of the borrowing permitted by a closed-end fund under the 1940 Act in connection with the disclosure of the Fund’s ability to issue senior securities.

In response to the Staff’s comment the Fund has added the below disclosure to page 2 of the SAI:

“Under the 1940 Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33 1/3% of the Fund’s Managed Assets). In addition, the Fund is not permitted to declare any cash distribution on its Shares unless, at the time of such declaration, the net asset value of the Fund’s portfolio (determined after deducting the amount of such distribution) is at least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%.”

19.	The Fund’s borrowing policy states that it may borrow up to an amount permitted by the 1940 Act. Disclose in narrative text following the enumerated fundamental policies what is currently permitted under the 1940 Act.

In response to the Staff’s comment the Fund respectfully submits that it has added the additional disclosure regarding the Investment Company Act limitation on borrowings included in the response to comment 18 above.

General Comments

20.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

The Fund confirms that it will address any additional comments the Staff may have after subsequent reviews of the Registration Statement.

21.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund confirms that it has not submitted nor does it expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Jeremy Barr (212-455-2918) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP